Filed by: Anthem, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                      of the Securities and Exchange Act of 1934

                                        Subject Company: Trigon Healthcare, Inc.
                                      Subject Companies Exchange Act ID: 1-12617

         On May 13, 2002, Anthem, Inc. held its annual meeting of shareholders. The following slides were used during a presentation at such annual meeting of shareholders.

                                 [ANTHEM LOGO]


                         Annual Meeting of Shareholders

                                  May 13, 2002


                                    Welcome!

Anthem

Expanding Geographic Reach


[Map of the United States with oval circling Eastern portion of the United States. The map has been color coded to indicate Anthem, Pending Anthem Acquisition and Trigon.]


[ ] Anthem

[ ] Pending Anthem acquisition

[ ] Trigon

Transaction Rationale

o  Extends Anthem's geographic footprint to a new region

o Size of combined companies enhances position among top tier health benefits players

o  Leverages Trigon's strong management and operating expertise

o  Builds on combined strengths to create substantial operating synergies

o  Complementary cultures with quality and customer focus

o Consumers benefit from strong company with expanded regional / local focus, but national reach

Transaction Summary

Offer Per Trigon Share:        $30 cash and 1.062
                               Anthem common shares

Transaction Value:             $4.0 billion

Required Approvals:            Anthem and Trigon shareholders
                               Virginia Bureau of Insurance

Closing:                       Expected in 3 to 6 months

Industry Leading Scale and Market Share

Revenues (2001)(1)
--------------------------------------------------------------------------------

               Revenues in $bn

AET                $23.7
UNH                $23.2
CI                 $16.4
WLP                $13.5
ATH(2)and          $13.0
TGH
PHSY               $11.7
ATH(2)             $10.1
HUM                $10.1
HNT                $10.0
TGH                 $2.9


                           Medical Membership (2001)
--------------------------------------------------------------------------------

               Members in mm

AET                 17.2
UNH                 16.5
CI                  14.4
WLP                 13.0
ATH(2)and           10.0
TGH
ATH(2)               7.9
HUM                  6.4
HNT                  5.5
PHSY                 3.4
TGH                  2.1


1 Excludes investment income and net realized gains
2 Excludes Kansas (pending)

Blue Cross Blue Shield Consolidation

             Number of Plans

1986               134

1995                67

1999                50

2001                45

Source: Blue Cross and Blue Shield Association

Anthem Membership Growth in Millions

1999                (bar graph indicates approximately 6.265)

2000                (bar graph indicates approximately 7.27)

2001                (bar graph indicates approximately 7.883)

1st Qtr. 2002       (bar graph indicates approximately 8.171)

Industry Leading Scale and Market Share
(As of December 31, 2001)

State               Membership     Market Share      Rank
                    (millions)     (percentage)
------------        ----------     ------------      ----

Ohio                   2.3              22             1

Indiana                1.7              33             1

Connecticut            1.2              39             1

Kentucky               1.1              38             1

Colorado               0.6              18             1

Maine                  0.5              44             1

New Hampshire          0.5              47             1

Nevada                 0.2              11             2

Kansas                 0.7              40             1

Virginia               2.1              35             1

Anthem 1Q02 Results vs. 1Q01

                    Operating Revenue   Operating Gain                Membership
                      ($mm)   Growth    ($mm)    Growth   Margin (%)  Growth (%)
                    --------  -------   ------   ------   ----------  ----------

Consolidated
(EPS Growth 45%)    $2,748.6    10%     $106.6     78%      3.9%          7%

Midwest             $1,451.8    19%      $54.1     26%      3.7%          7%

East                  $985.3    13%      $42.2     87%      4.3%          5%

West                  $221.2    25%       $7.5      NM      3.4%         22%

Specialty             $120.1    35%      $12.4     65%     10.3%          NM


[a box encloses the consolidated information]

Commitment to Quality and Service

>  Anthem ranked third on Fortune Magazine's
   Most Admired Health Care Companies list

> Four of our HMOs Ranked in Top 35 in the country by NCQA

> Award winning disease management programs developed with physicians and hospitals

> Founding member of CAQH and active in key pilot programs

Commitment to Our Communities

[ ] Committed to improving the communities in which we live and work

[ ] Honors this pledge by encouraging associates to volunteer and donating funds to support charitable organizations across 8 states

    [ ] Named to United Way National Leadership Program

        - One of only 136 in the U.S. and the only Blue Plan

Mission

     To Improve the Health

          of the People We Serve

         Unique Strengths of Anthem

         o        Diversity in products, geography, customer mix

         o        Powerful Blue Cross and Blue Shield brand

         o        Disciplined focus on business operations

         o Strong momentum in financial and operational performance

         o        Growth opportunities in all markets.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This presentation contains certain forward-looking information about Anthem, Trigon and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and Trigon, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission made by Anthem and Trigon; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's acquisition of Trigon, to achieve expected synergies and operating efficiencies in the Trigon acquisition and to successfully integrate our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transactions and the value of the transaction consideration; and general economic downturns. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor Trigon undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You are also urged to carefully review and consider the various disclosures in Anthem's and Trigon's various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2001, and the 2002 quarterly Form 10-Q filings.

Anthem will be filing a registration statement on Form S-4, containing a proxy statement/prospectus for Anthem and Trigon, and other documents with the Securities and Exchange Commission. Investors and securityholders are urged to read the registration statement containing the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and securityholders will be able to receive the registration statement containing the proxy statement/prospectus and other documents free of charge at the SEC's website, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903 or from Trigon Investor Relations at 2015 Staples Mill Road, Richmond, VA 23230. Information concerning the identity of Anthem's participants in the solicitation is set forth in Anthem's current report on Form 8-K, which was filed with the Securities and Exchange Commission on April 30, 2002.

                                 [ANTHEM LOGO]


                         Annual Meeting of Shareholders

                                  May 13, 2002

                                   Questions

                                      and

                                   Discussion